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                                                                    EXHIBIT 99.1



[LOGO]                          CAMPBELL RESOURCES INC.


                                  PRESS RELEASE
                              FOR IMMEDIATE RELEASE


           CAMPBELL RESOURCES AND NUINSCO RESOURCES PROVIDE UPDATE ON
                             CORNER BAY PRODUCTION

MONTREAL, DECEMBER 12, 2007 - CAMPBELL RESOURCES INC. ("CAMPBELL") (TSX: CCH, OTC BULLETIN BOARD: CBLRF) AND NUINSCO RESOURCES LIMITED ("NUINSCO") (TSX: NWI) today announced that they have encountered groundwater which has temporarily delayed production at the Corner Bay copper project near Chibougamau, Quebec. Production was expected to begin this month.

Groundwater is not an unusual occurrence in the Chibougamau mining camp, and was encountered as development approached the mineralized zone. Until groundwater was encountered, development was on schedule. While this has delayed early production, no long-term detrimental impact is expected. Campbell and Nuinsco have retained the services of a consultant to assist in implementing a grouting strategy to mitigate the groundwater issue and allow production to begin as soon as possible. In total, 550 metres of the 700 metre decline are now complete. Development is in mineralization on the 55 metre level, and within 10 to 15 metres of mineralization on the 75 metre level.

At a 3% Cu cut-off, Corner Bay has measured and indicated resources of 446,000 tonnes averaging 5.58% Cu (181,000 @ 5.07% Cu measured and 265,000 @ 5.93% Cu indicated); inferred resources total 1,441,000 tonnes averaging 6.76% Cu (Ref.:
GEOSTAT Technical Report, July 2006, available on SEDAR at www.sedar.com).

Ore from the Corner Bay mine will be trucked approximately 45 kilometres and processed at Campbell's Copper Rand mill. Following extraction of the 42,000 ton bulk sample, Phase II anticipates mining an additional 500,000 tons of ore grading 4.5% copper over the following three years. Corner Bay remains open at depth, where drilling has returned intercepts grading up to 9.27% copper over
6.7 metres at 1,200 vertical metres, attesting to the potential for significant expansion of resources. An exploration drilling program is planned for 2008 to further test the extension at depth. Nuinsco completed its earn-in of a 50% carried interest in the Corner Bay project in July of this year.



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ABOUT CAMPBELL RESOURCES INC.
Campbell Resources Inc. is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties. The Company's shares trade on the Toronto Stock Exchange under the ticker symbol CCH.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2006. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

                                     - 30 -

FOR MORE INFORMATION:



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
CAMPBELL RESOURCES INC.                                          Renmark Financial Communications Inc.
Andre Fortier, President and Chief Executive Officer             Henri Perron, hperron@renmarkfinancial.com
Tel.: 514-875-9037                                               Julien Ouimet, jouimet@renmarkfinancial.com
Fax: 514-875-9764                                                Tel.: 514-939-3989
afortier@campbellresources.com                                   Fax:  514-939-3717
                                                                 www.renmarkfinancial.com

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